UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of MAY, 2005.

                        Commission File Number: 0-30464


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date:   May 27, 2005                       /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

                              IMA EXPLORATION INC.


                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                           FOR THE THREE MONTHS ENDED

                             MARCH 31, 2005 and 2004

                      (Unaudited - Prepared by Management)

MANAGEMENT'S COMMENTS ON UNAUDITED
INTERIM CONSOLIDATED FINANCIAL STATEMENTS



The accompanying unaudited interim consolidated financial statements of IMA Exploration Inc. for the three months ended March 31, 2005 have been prepared by management and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                     MARCH 31,     DECEMBER 31,
                                                       2005             2004
                                                         $                $

                                     ASSETS

CURRENT ASSETS

Cash and cash equivalents                             6,838,765       5,227,354
Amounts receivable and prepaids                         306,265         162,802
Marketable securities (Note 4)                          186,000         186,000
                                                   ------------    ------------
                                                      7,331,030       5,576,156

EQUIPMENT AND LEASEHOLD IMPROVEMENTS (Note 5)            97,284          94,102

MINERAL PROPERTIES AND DEFERRED
     COSTS (Notes 2 and 6)                            8,184,776       6,551,598
                                                   ------------    ------------
                                                     15,613,090      12,221,856
                                                   ============    ============
                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                486,529         523,378

FUTURE INCOME TAX LIABILITIES                           997,730         885,093
                                                   ------------    ------------
                                                      1,484,259       1,408,471
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 7)                               41,328,722      36,982,307

CONTRIBUTED SURPLUS                                   5,097,112       3,428,382

DEFICIT                                             (32,297,003)    (29,597,304)
                                                   ------------    ------------
                                                     14,128,831      10,813,385
                                                   ------------    ------------
                                                     15,613,090      12,221,856
                                                   ============    ============





APPROVED BY THE BOARD OF DIRECTORS

  "Joseph Grosso"          , Director

  "Arthur Lang"                     , Director
          The accompanying notes are an integral part of these interim consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
            INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                      (UNAUDITED - PREPARED BY MANAGEMENT)


                                                        THREE MONTHS ENDED
                                                             MARCH 31,
                                                   ----------------------------
                                                       2005            2004
                                                         $               $

EXPENSES

Administrative and management services                   32,236          44,136
Bank charges and interest                                 2,129           5,506
Corporate development and investor relations            100,029          59,269
Depreciation                                                  -           2,844
General exploration                                      19,033          38,276
Office and sundry                                        44,165          11,535
Printing                                                 20,557          10,863
Professional fees                                       315,224         100,400
Rent, parking and storage                                21,034          14,415
Salaries and employee benefits                          133,075          85,596
Stock based compensation                              1,800,000       1,871,360
Telephone and utilities                                  14,729           6,273
Transfer agent and regulatory fees                       29,817          13,597
Travel and accommodation                                 71,680          20,565
Cost recoveries                                               -        (14,066)
                                                   ------------    ------------
                                                      2,603,708       2,270,568
                                                   ------------    ------------
LOSS BEFORE OTHER ITEMS                              (2,603,708)     (2,270,568)
                                                   ------------    ------------
OTHER EXPENSE (INCOME)

Foreign exchange                                        (20,507)        (49,144)
Reorganization costs                                          -         200,000
Interest and other income                               (29,368)        (20,680)
                                                   ------------    ------------
                                                        (49,875)        130,176
                                                   ------------    ------------
LOSS FROM CONTINUING OPERATIONS                      (2,553,833)     (2,400,744)

(Gain) loss allocated to spin-off assets                      -        (224,021)
                                                   ------------    ------------
LOSS FOR THE YEAR                                    (2,553,883)     (2,176,723)

DEFICIT - BEGINNING OF PERIOD                       (29,597,304)    (17,577,363)

DISTRIBUTION OF EQUITY ON SPIN-OFF OF
     ASSETS TO GOLDEN ARROW (Note 2)                   (145,866)              -
                                                   ------------    ------------
DEFICIT - END OF PERIOD                             (32,286,370)    (19,754,086)
                                                   ============    =============

BASIC AND DILUTED LOSS PER COMMON SHARE
     FROM CONTINUNG OPERATIONS                           $(0.06)         $(0.06)
                                                   ============    ============
BASIC AND DILUTED LOSS PER COMMON SHARE                  $(0.06)         $(0.06)
                                                   ============    ============
WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                       44,388,798      37,552,110
                                                   ============    ============

          The accompanying notes are an integral part of these interim consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (UNAUDITED - PREPARED BY MANAGEMENT)


                                                        THREE MONTHS ENDED
                                                             MARCH 31,
                                                   ----------------------------
                                                       2005            2004
                                                         $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES
Net loss for the period                              (2,553,833)     (2,176,723)
Net loss allocated to spin-off assets                         -         224,021
                                                   ------------    ------------
Net loss from continuing operations                  (2,553,833)     (2,400,744)
Items not affecting cash
     Depreciation                                             -           2,844
     Stock based compensation                         1,800,000       1,871,360
                                                   ------------    ------------
                                                       (753,833)       (526,539)
Change in non-cash working capital balances            (180,312)        313,921
                                                   ------------    ------------
                                                       (934,145)       (212,618)
Cash used in spin-off operations                              -        (149,362)
                                                   ------------    ------------
                                                       (934,145)       (361,980)
                                                   ------------    ------------
INVESTING ACTIVITIES

Expenditures on mineral properties and
     deferred costs                                  (1,520,541)     (1,372,807)
Net mineral properties and marketable securities
     cash flow related to spin-off assets                     -          95,750
Purchase of equipment                                    (3,182)        (74,911)
                                                   ------------    ------------
                                                     (1,523,723)      1,351,968
                                                   ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                             4,215,145       5,682,006
Share issuance costs                                          -        (411,237)
                                                   ------------    ------------
                                                      4,215,145       5,270,764
                                                   ------------    ------------
INCREASE IN CASH AND CASH EQUIVALENTS                 1,757,277       3,556,821

CASH TRANSFERRED TO GOLDEN ARROW (Note 2)              (145,866)              -
                                                   ------------    ------------

NET INCREASE IN CASH AND CASH EQUIVALENTS             1,611,411       3,556,821

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD       5,227,354       4,422,334
                                                   ------------    ------------
CASH AND CASH EQUIVALENTS - END OF PERIOD             6,838,765       7,979,155
                                                   ============    =============

CASH AND CASH EQUIVALENTS IS COMPRISED OF:

CASH                                                    838,765       5,179,155
TERM DEPOSITS                                         6,000,000       2,000,000
                                                   ------------    ------------
                                                      6,838,765       2,979,155
                                                   ============    ============

          The accompanying notes are an integral part of these interim consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
               CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2005




                                   ------------------------------------------------------------
                                      NAVIDAD         NAVIDAD
                                                       AREAS          IVA TAX          TOTAL
                                         $               $               $               $
                                   ------------------------------------------------------------

Balance, beginning of period          5,770,968         112,694         667,936       6,551,598
                                   ------------    ------------    ------------    ------------

Expenditures during the period
    Assays                               69,405               -               -          69,405
    Communications                        3,742               -               -           3,742
    Drilling                            506,167               -               -         506,167
    Environmental                         2,988               -               -           2,988
    Geophysics                          103,785               -               -         103,785
    Metallurgy                          121,993               -               -         121,993
    Office                                2,490               -               -           2,490
    Petrography                             609               -               -             609
    Salaries and Contractors            281,209               -               -         282,209
    Supplies and Equipment               84,486               -               -          84,486
    Transportation                       44,934               -               -          44,934
    Imagery and Base Maps                   203               -               -             203
    Project Development                 120,927               -               -         120,927
    IVA Tax                                   -               -         177,601         177,601
                                   ------------    ------------    ------------    ------------
                                      1,342,940               -         177,601       1,520,541
                                   ------------    ------------    ------------    ------------
Future income tax (Note 9)              112,637               -               -         112,637
                                   ------------    ------------    ------------    ------------
Balance, end of period                7,226,545         112,694         845,537       8,184,776
                                   ============    ============    ============    ============



          The accompanying notes are an integral part of these interim consolidated financial statements.

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)



1.       NATURE OF OPERATIONS

         The Company is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties in Argentina. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. Consequently the Company considers itself to be an exploration stage company. The amounts shown as mineral properties and deferred costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties and deferred costs is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to complete development, and future profitable production. The Company considers that it has adequate resources to maintain its core operations for the next fiscal year but currently does not have sufficient working capital to fund all of its planned exploration and development work. The Company will continue to rely on successfully completing additional equity financing.


2.       SPIN-OFF ASSETS

         On July 7, 2004, the Company completed a corporate restructuring plan (the "Reorganization") which resulted in dividing the Company's assets and liabilities into two separate companies. Following the Reorganization the Company continued to hold the Navidad project, while all other mineral property interests, certain marketable securities and cash were spun-off to Golden Arrow Resources Corporation ("Golden Arrow"), a newly created company. The Navidad Property, located in the province of Chubut Argentina, was staked by the Company in late 2002 and continues to be the focus of the Company's activities. The Reorganization of the Company was accomplished by way of a statutory plan of arrangement. The shareholders of the Company were issued shares in Golden Arrow on the basis of one Golden Arrow share for ten shares of the Company. On completion of the Reorganization, the Company transferred to Golden Arrow:

         i) all of the Company's investment in its mineral properties, excluding the Navidad and Navidad Area properties and related future income tax liabilities;
         ii) the assets and liabilities of IMPSA Resources (BVI) Inc., Inversiones Mineras Argentinas Holdings (BVI) Inc., both wholly-owned subsidiaries of the Company, and IMPSA Resources Corporation, an 80.69% owned subsidiary of the Company;

         iii)     certain  marketable  securities at their recorded values;

         iv)      cash and cash equivalents

         The aggregate carrying amount of the net assets transferred from the Company to Golden Arrow is as follows:

                                                                         $

         Cash and cash equivalents                                    1,166,055
         Marketable securities and other current
            assets and liabilities                                      548,841
         Mineral properties and deferred cost and equipment           6,874,960
         Future income tax liabilities                               (1,079,112)
                                                                   ------------
                                                                      7,510,744
                                                                   ============

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)



3.       SIGNIFICANT ACCOUNTING POLICIES

         The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.


4.       MARKETABLE SECURITIES

                                                   ----------------------------    ---------------------------
                                                          MARCH 31, 2005                DECEMBER 31, 2004
                                                   ----------------------------    ---------------------------
                                                     RECORDED           FAIR         RECORDED          FAIR
                                                      VALUE            VALUE           VALUE           VALUE
                                                        $                $               $               $

         Tinka Resources Limited
              - 300,000 common shares                    96,000         147,000          96,000        180,000
         Consolidated Pacific Bay Minerals Ltd.
              - 900,000 common shares                    90,000          85,500          90,000         90,000
                                                   ------------    ------------    ------------    -----------
                                                        186,000         232,500         186,000        270,000
                                                   ============    ============    ============    ===========

         The Company has entered into option and sale agreements on certain of its non-core mineral property holdings in which the Company received common shares of publicly traded companies as partial consideration.


5.       EQUIPMENT AND LEASEHOLD IMPROVEMENTS

                                                     MARCH 31,     DECEMBER 31,
                                                       2005            2004
                                                         $               $

         Office equipment and computers                 234,906         231,724
         Leasehold improvements                          96,634          96,634
                                                   ------------    ------------
                                                        331,540         328,358
         Less accumulated depreciation                 (234,256)       (234,256)
                                                   ------------    ------------
                                                         97,284          94,102
                                                   ============    ============

         On May 6, 2005, on the signing of an administrative services agreement, the Company transferred the equipment and leasehold improvements to Grosso Group Management Ltd. (the "Grosso Group") at their carrying values as of December 31, 2004.

         See Note 8 (b)

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)



6.       MINERAL PROPERTIES AND DEFERRED COSTS

         (a) The Company has either staked, fully paid or holds options to acquire 100% working interests in mineral properties, located in Chubut Province in Argentina.

         (b) Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company, are deferred on an individual property basis until the viability of a property is determined. Administration costs and general exploration costs are expensed as incurred. When a property is placed in commercial production, deferred costs will be depleted using the units-of-production method. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned then the costs are written-off, or if its carrying value has been impaired, then the costs are written down to fair value.

                  The Company accounts for foreign value added taxes paid as part of mineral properties and deferred costs. The recovery of these taxes will commence on the beginning of foreign commercial operations. Should these amounts be recovered they would be treated as a reduction in carrying costs of mineral properties and deferred costs.

                  Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

                  From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received. After costs are recovered the balance of the payments are recorded as a gain on option or disposition of mineral property.

         (c)      See also Note 2.

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)



7.       SHARE CAPITAL


         Authorized:  unlimited common shares without par value
                      100,000,000 preferred shares without par value

                                                   ----------------------------    ---------------------------
         Issued:                                          MARCH 31, 2005                DECEMBER 31, 2004
                                                   ----------------------------    ---------------------------
                                                      SHARES          AMOUNT          SHARES          AMOUNT
                                                                         $                               $

         Balance, beginning of period                43,816,207      36,982,307      36,381,452     27,707,597
                                                   ------------    ------------    ------------    -----------
         Issued during the period for:
             Private placements                               -               -       1,500,000      4,650,000
             Exercise of warrants                     1,653,517       4,184,145       5,371,285      4,275,149
             Exercise of options                         10,000          31,000         441,650        597,910
             Exercise of agent's option                       -               -         121,820        184,838
         Less:  Share issue costs                             -               -               -       (552,273)
         Contributed surplus reallocated
             on exercise of options                           -         131,270               -        226,630
         Proceeds collected and paid on
             behalf of Golden Arrow shares                    -               -               -       (107,544)
                                                   ------------    ------------    ------------    -----------
                                                      1,663,517       4,346,415       7,434,755      9,274,710
                                                   ------------    ------------    ------------    -----------
         Balance, end of period                      45,479,724      41,328,722      43,816,207     36,982,307
                                                   ============    ============    ============    ===========

         (a)      Stock Options

                  During the three months ended March 31, 2005, the Company granted 900,000 stock options.

                  The fair value of stock options granted is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the period:

                          Risk-free interest rate               3.32%
                          Estimated volatility                   77%
                          Expected life                       2.5 years
                          Expected dividend yield                0%

                  The weighted average fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the period was $2.00 per share.

                  Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)




7.       SHARE CAPITAL (continued)

                  A summary of the Company's outstanding stock options at March 31, 2005, and the changes for the three months ended March 31, 2005, is presented below:

                                                      OPTIONS        WEIGHTED
                                                    OUTSTANDING       AVERAGE
                                                        AND       EXERCISE PRICE
                                                    EXERCISABLE          $

                  Balance, beginning of period        3,568,500         2.10
                  Granted                               900,000         4.16
                  Exercised                             (10,000)        3.10
                                                   ------------
                  Balance, end of period              4,458,500         2.51
                                                   ============

                  Stock options outstanding and exercisable at March 31, 2005, are as follows:

                        NUMBER           EXERCISE PRICE       EXPIRY DATE
                                               $

                       205,000                0.40            July 19, 2006
                       119,000                0.50            May 2, 2007
                       117,500                0.50            September 23, 2007
                        90,000                0.84            March 7, 2008
                       300,000                0.90            May 30, 2008
                     1,305,000                1.87            August 27, 2008
                     1,372,000                3.10            March 24, 2009
                        50,000                4.20            December 01, 2009
                       900,000                4.16            March 16, 2010
                     ---------
                     4,458,500
                     =========

         (c)      Warrants

                  A summary of the number of common shares reserved pursuant to the Company's outstanding warrants and agents warrants outstanding at March 31, 2005, and the changes for the three months ended March 31, 2005, is as follows:

                                                                      NUMBER

                  Balance, beginning of period                        1,422,017
                  Granted                                               252,000
                  Exercised                                          (1,653,517)
                  Expired                                               (20,500)
                                                                   ------------
                  Balance, end of period                                      -
                                                                   ============

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)



7.       SHARE CAPITAL (continued)

                  There were no common shares reserved pursuant to warrants and agent warrants outstanding at March 31, 2005.

                  The Company paid a portion of the proceeds received from the exercise of warrants which were outstanding as of July 7, 2004, to Golden Arrow. Golden Arrow issued one common share of its share capital on the exercise of every ten shares pursuant to the exercise of the Company's warrants. None of these warrants are outstanding as of March 31, 2005.


8.       RELATED PARTY TRANSACTIONS

         (a) During the three months ended March 31, 2005, the Company paid $49,790 to directors and officers or companies controlled by directors and officers of the Company, for accounting, management and consulting services provided.

         (b) Effective January 1, 2005, the Company engaged the Grosso Group to provide services and facilities to the Company. On May 6, 2005, an administrative services agreement among the Company and the Grosso Group was finalized. The Grosso Group is a private company owned by the Company, Golden Arrow Resources, Amera Resources Corporation and Gold Point Exploration Ltd., each of which will own one share. The Grosso Group will provide its shareholder companies with geological, corporate development, administrative and management services. During the three months ended March 31, 2005, the Company paid $189,438 (plus 1 month deposit of $63,146) to the Grosso Group.

         (c) The Company has agreements with a company controlled by the wife of the President of the Company for the rental of office premises. Effective January 1, 2005 the Company subleased the office premises to the Grosso Group.

         (d) The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President. The President is paid an annual amount of $102,000. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include a bonus of $6,500 per month, retroactive to July 1, 1999, plus an additional three years of compensation at $15,000 per month. If the termination had occurred on March 31, 2005, the amount under the agreement would be $995,000.

         (e) Other related party transactions are disclosed elsewhere in these interim consolidated financial statements.


9.       SEGMENTED INFORMATION

         The Company is involved in mineral exploration and development activities, which are conducted principally in Argentina. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for the three months ended March 31, 2005.

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)




9.       SEGMENTED INFORMATION (continued)

         The Company's total assets are segmented geographically as follows:

                                   --------------------------------------------
                                                  MARCH 31, 2005
                                   --------------------------------------------
                                     CORPORATE      ARGENTINA          TOTAL
                                         $               $               $
                                   --------------------------------------------

         Current assets               7,183,540         147,490       7,331,030
         Equipment                       93,177           4,107          97,284
         Mineral properties
            and deferred costs                -       8,184,776       8,184,776
                                   ------------    ------------    ------------
                                      7,276,717       8,336,373      15,613,090
                                   ============    ============    ============


                                   --------------------------------------------
                                                DECEMBER 31, 2004
                                   --------------------------------------------
                                     CORPORATE      ARGENTINA          TOTAL
                                         $               $               $
                                   --------------------------------------------

         Current assets               5,438,079         138,077       5,576,156
         Equipment                       93,177             925          94,102
         Mineral properties
            and deferred costs                -       6,551,598       6,551,598
                                   ------------    ------------    ------------
                                      5,531,256       6,690,600      12,221,856
                                   ============    ============    ============


10.      CONTINGENCY

         In March 2004, Aquiline Resources Inc. ("Aquiline") commenced an action against the Company, seeking a constructive trust over the Navidad properties and damages. The Company believes the Aquiline legal action is without merit and continues to vigorously defend itself. A trial date has been scheduled for October 2005. At this date the outcome is not determinable. The Company has not made any provision for costs for which it might become liable in what management considers the unlikely event of an adverse judgment.

                              IMA EXPLORATION INC.
                       MANAGEMENT DISCUSSION AND ANALYSIS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2005



INTRODUCTION

The following management discussion and analysis and financial review, prepared as of May 27, 2005, should be read in conjunction with the Company's consolidated interim financial statements for the three months ended March 31, 2005 and audited annual financial statements and related notes. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Except as otherwise disclosed all dollar figures in this report are stated in Canadian dollars. Additional information relevant to the Company can be found on the SEDAR website at www.sedar.com.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

OVERVIEW

The Company is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties in Argentina. At present, the Company has no producing properties and consequently has no current operating income or cash flow. As of this date the Company is an exploration stage company and has not generated any revenues. The Company is entirely dependent on the equity market for its source of funds. There is no assurance that a commercially viable mineral deposit exists on any of the properties. Further evaluation and exploration will be required before the economic viability of any of the properties is determined.

During the year ended December 31, 2004 the Company completed its reorganization, which had the effect of transferring all the non-Navidad mineral properties and related assets to a new corporation, Golden Arrow Resources Corporation ("Golden Arrow"). The reorganization allowed the Company to focus all its efforts and resources on the Navidad project located in Chubut Province, Argentina. The ongoing exploration programs have returned excellent results.

In March 2004 Aquiline Resources Inc. ("Aquiline") commenced an action against the Company seeking a constructive trust over the Navidad properties and damages. The Company believes the Aquiline legal action is without merit and continues to vigorously defend itself. A trial date has been scheduled for October 2005. At this date the outcome is not determinable. The Company has not made any provision for costs for which it might become liable in what management considers the unlikely event of an adverse judgement.

Effective January 1, 2005, the Company engaged Grosso Group Management Ltd., ("Grosso Group") to provide services and facilities to the Company. On May 6, 2005, an administrative services agreement was finalized and executed by the Company and the Grosso Group. The Grosso Group is a private company which is owned by the Company, Golden Arrow, Amera Resources Corporation and Gold Point Exploration Ltd., each of which own one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services.

In March 2005 the Company engaged the services of Augusto Baertl of Lima Peru to determine the economic feasibility of the Navidad Project, through a contract with Mr. Baertl's company, Gestora de Negocios e Inversiones SA. The Company expects that, with Mr. Baertl's assistance, a scoping study will be undertaken as a first step in the determination of the economic viability of Navidad. Mr. Baertl's mandate is a continuing one whose objective is ultimately the achievement of commercial production.

PROPERTIES UPDATE

NAVIDAD

On February 3, 2003 the Company announced the discovery of high-grade silver-lead-copper mineralization at its 100% owned 10,000 hectare (24,700 acres) Navidad property in north central Chubut Province, Argentina. A Phase I drilling program commenced in November 2003 and was completed in late March 2004. A Phase II drill program commenced in late May 2004 and was completed in September 2004. Subsequent to completion of the Phase II program, a program of surface exploration including prospecting, geological mapping, ground geophysics and soil sampling was commenced. A Phase III drilling program commenced in November 2004 and, other than a break for Christmas, drilling continued to March 7, 2005. All drilling to date has been diamond core drilling. Subsequently the Company has announced that the Phase III program budget has been increased to include an additional 10,000 metres of drilling and drilling will resume in mid April 2005. In addition to its active exploration program, the Company has an ongoing program of environmental baseline data collection in the project area.

On May 25, 2004 the Company announced results of a resource estimation carried out for the Galena Hill deposit and portions of the adjacent connector zone by Snowden Mining Consultants Inc. The resource estimation for the Galena Hill deposit, the first systematically drilled target on the Navidad property, outlined an Indicated Resource of 207 million ounces of silver and 1.1 million tonnes of lead at a 50 g/t silver equivalent cut-off grade (63.6 M tonnes at 101 g/t Silver and 1.76% lead). This resource includes a higher-grade core containing117 million ounces of silver and 495,047 tonnes of lead at a 300 g/t silver equivalent cut-off grade (13.2 M tonnes at 277 g/t silver and 3.76% lead). Inferred Resources at Galena Hill total 36 million ounces of silver and 56,776 tonnes of lead at a 50 g/t silver equivalent cut-off grade (16.9 M tonnes at 67 g/t silver and 0.3% lead).

Subsequent to the Phase II drill program, on December 1, 2004, the Company announced the results of an updated resource estimate by Snowden Mining Industry Consultants Inc. including the Navidad Hill and Connector Zone deposits. This increased the overall project Indicated Resources by 61 million ounces of contained silver using a 50 g/t silver equivalent cut-off grade. Resources estimated to date on the project are presented in the table below.

--------------------------------------------------------------------------------
                                                            CONTAINED  CONTAINED
                    TONNES    SILVER     SILVER      LEAD     SILVER      LEAD
                      (M)     (G/T)      (OZ/T)        %     (MILLION    (1,000
                                                              OUNCES)    TONNES)
--------------------------------------------------------------------------------
GALENA HILL
  Indicated           63.6      101       2.95       1.76        207      1,118
  Inferred             5.8       43       1.26       0.56          8         33
--------------------------------------------------------------------------------
NAVIDAD HILL
  Indicated           15.2      115       3.36       0.35         56         52
  Inferred             3.4       97       2.83       0.74         11         25
--------------------------------------------------------------------------------
CONNECTOR ZONE
  Indicated            2.1       74       2.16       0.27          5          6
  Inferred             6.5      100       2.92       0.20         21         13
--------------------------------------------------------------------------------
PROJECT TOTAL
  RESOURCES
  Indicated           80.8      103       3.01       1.45        268      1,176
  Inferred            15.7       78       2.28       0.45         39         71
--------------------------------------------------------------------------------
*  Estimated using a 50 g/t silver equivalent cut-off grade

Detailed review of the geological interpretation and block model shows that the Navidad Hill deposit and the Connector Zone remain open and insufficiently drill tested in several areas. The Phase III drill program currently underway will more fully test the boundaries of the Navidad Hill zone, with the intent to increase the Indicated Resource at Navidad Hill and the Connector Zone.

The Phase I drill program at Navidad comprised 8,859.6 metres in 53 holes, 37 of which were drilled on Galena Hill. Phase II drilling comprised 9,596.5 metres of drilling in 67 holes. Drilling in the Phase II program focused on the Esperanza Trend, the Barite Hill target, and on the Navidad Hill and Connector Zone targets. Phase III drilling to date has comprised 9,526.2 metres in 54 holes for a project total of 27,982.3 metres in 174 holes. Results from the Phase III drilling have been described in news releases dated January 13, March 4 and March 22, 2005. The Phase III drill program has focussed on drilling in the Calcite Hill area and expansion and infill drilling on the Navidad Hill and Connector Zone areas.

Galena Hill

The Galena Hill Deposit is hosted primarily within gently dipping trachyandesitic volcanic breccias with a matrix of galena, pyrite, calcite, and barite. These breccias are interpreted to have formed primarily by multiple hydrothermal fluid pulses. Calcareous mudstones overlie the mineralized volcanic breccias; these generally contain significant silver, lead and zinc values within one to five metres of the volcanic-mudstone contact. Sulphides occur in the mudstone both as crosscutting veinlets and as strataform beds suggesting a syn-depositional timing for the mineralization event. The Galena Hill deposit measures approximately 450 by 500 metres in plan view (at 50 g/t AgEq cut-off) and is up to 125 metres thick in its centre. A total of 39 drillholes have been completed to date to delineate the Galena Hill resource. Highlights from Phase I drilling on Galena Hill include 115 metres of 497 g/t silver and 5.71% lead in Drill Hole 14 and 63.0 metres of 418.4 g/t silver, including 20.6m of 703.0 g/t silver, in Drill Hole 22.

Navidad Hill

A total of 53 drill holes have been completed to date at Navidad Hill. In addition to the structurally controlled mineralization located on top of Navidad Hill, near-surface stratigraphically controlled silver mineralization has now been identified along the southwest and southeast flanks of Navidad Hill.

Intercepts of structurally controlled, near vertical mineralized bodies on the top of Navidad Hill include hole NV04-110 which intersected 61.5 metres of 128 grams per tonne silver, including 5.34 metres of 1,006 grams per tonne silver.

Highlights of stratigraphically-controlled mineralization on the western flank of the Navidad volcanic dome include the exceptional intercept from Drill Hole NV04-90 that returned 35.8 metres of 2,850 grams per tonne (83.2 ounces per ton) silver including 7.3 metres of 11,995 grams per tonne (350.3 ounces per ton) silver starting from 16.5 metres depth. Drill Hole 90 was drilled at an inclination of -45(degree) towards the northeast on the western flank of Navidad Hill, approximately 275 metres northwest of Drill Holes 1 and 2 and in an area of little or no outcrop. Bonanza-grade mineralization in Drill Hole 90 contains semi-massive silver-copper-lead sulphides and/or sulphosalts. In several locations native silver occurs as fine veinlets and grains up to 5 millimetres in size. Further intercepts in the area include 28.15 metres of 1,115 grams per tonne silver (32.6 ounces per ton) including 5.97 metres of 4,579 grams per tonne (133.7 ounces per ton) in Drill Hole 117 and 58.68 metres of 208 grams per tonne silver (6.1 ounces per ton) in Drill Hole 112.

Phase III drilling in the area of Drill Hole 90 included Drill Holes 139 to 142 which were completed to provide more detailed information on this zone of very high-grade silver mineralization. Of these, Drill Holes 139 (17.8 metres of 1,037 g/t silver) and 142 (34.5 metres of 1,220 g/t silver) intersected significantly higher grade than that predicted by the Snowden resource block model. Drill Holes 157 to 161 were collared along the southern boundary of the known resource at Navidad Hill and demonstrate that mineralization continues beyond the limits of the Indicated portion of current resource estimation.

Connector Zone

At the Connector Zone 24 drill holes have been completed to date. Drilling has demonstrated that both structurally and stratigraphically controlled high-grade silver mineralization occurs in this area, as at Navidad Hill. In the northwestern part of the Connector Zone (Drill Holes 40, 68, 105, 106, and 107), the control on mineralization appears to be stratigraphic with the mineralization occurring in the same stratigraphic position as at the Galena Hill deposit and on the flank of Navidad Hill (Drill Hole 90). Highlights from this mineralization style include 46.7 metres of 334 grams per tonne silver from hole 107 and 13.3 metres of 545 grams per tonne silver from hole 105. In the southeastern Connector Zone (Drill Holes 32, 86, 87, 108, 131, 153, 154, 155. and 156), the controls on mineralization and the stratigraphic correlations are less clear. Drill Hole 108 was drilled towards the east to cross a northerly trending structural zone partially exposed on surface and intersected an impressive 485 grams per tonne silver over 39.0 metres.

Phase III drilling at the Connector Zone (holes 153-156) has intersected silver mineralization over long intervals outside of the current Indicated Resource. Results include 88.8 metres of 107 g/t silver in Drill Hole 153 and 28.8m of 148 g/t silver in Drill Hole 154; both intercepts start at surface. Mineralization in Drill Holes 153 and 154 is open to expansion to the north and northwest. Both step-out and infill drilling is required in this area and an updated resource estimate will be undertaken when this is completed.

Calcite Hill

Near the end of the Phase II program a single hole, NV04-88, was drilled to test favourable stratigraphy on the edge of Calcite Hill in an area where there are few indications of mineralization or geochemical anomalies at surface. The hole intersected 72.3 metres averaging 202 grams per tonne silver and 3.45% lead from
70.3 to 142.6 metres depth and included a higher-grade interval containing 12.4 metres averaging 672 grams per tonne silver. Drill Holes 88 was located approximately 400 metres west of the nearest holes on Navidad Hill. The major Calcite Hill silver-lead soil anomaly is located a further 340 metres to the northwest of Drill Hole 88. The mineralization in NV04-88 comprises galena, calcite and barite with minor amounts of native silver and argentinte-acanthite (native silver had not been observed in any of the drill core from the Navidad Project prior to Drill Hole 88).

Phase III drilling has now defined a mineralized zone approximately 275 metres long by 100 metres wide by 50 to 120 metres deep at Calcite Hill. Highlights from Phase III drilling at Calcite Hill include: 122.6 metres of 195 g/t silver in Drill Hole 124; 196.1 metres of 113 g/t silver in Drill Hole 126; 123.6 metres of 139 g/t silver in Drill Hole 138; 46.6 metres of 300 g/t silver including 10.3 metres of 1,257 g/t silver in Drill Hole 143; 83.0 metres of 209 g/t silver in Drill Hole 148; and 80.2 metres of 246 g/t silver including 25.3m of 476 g/t silver in Drill Hole 151.

Mineralization encountered to date at Calcite Hill is predominantly hosted within trachyandesite volcanic rock and to a lesser degree within mudstone which overlies the volcanic rock. The volumetrically most important style of mineralization consists of calcite-barite veinlets and breccias with argentite-acanthite, native silver and lesser galena and chalcopyrite. In general, this style of mineralization contains high silver grades with minor amounts of lead and copper. In the upper portions of the host volcanic unit, and in the overlying mudstone, mineralization tends to be lead-rich and consists predominantly of medium-grained galena with moderate silver values. The Calcite Hill soil anomaly extends for 1.4 km to the northwest of current drilling. A resource estimate has not yet been done for Calcite Hill.

Esperanza Trend

A total of 10 drill holes have been completed to date in two areas along the 6 kilometre Esperanza Trend. Highlights include 2.7 metres of 831 grams per tonne silver in Drill Hole 62 and 2.6 metres of 513 grams per tonne silver in Drill Hole 79. Interestingly, Drill Hole 79 shows signs of the mineralization being stratigraphically rather than structurally controlled as had been interpreted to date in this area. Drill Hole 63 intersected 45.8 metres of 94 grams per tonne silver, including 4.0 metres of 246 grams per tonne silver, 800 metres to the northwest. In the same area, Drill Hole 82 intersected 54.6 metres of 64 grams per tonne silver, including 26.1 metres of 106 grams per tonne silver and also
6.0 metres of 140 grams per tonne silver. These results confirm the high grades and potential for a significant structurally and/or stratigraphically controlled zone at Esperanza. Significantly more drilling will be required to evaluate the 6-kilometre Esperanza Trend.

Barite Hill

A total of 8 holes were completed at Barite Hill in Phase II. Although many of these holes contain significant near surface intersections of galena matrix breccia similar in style to that at Galena Hill, they have generally lower silver and lead values. The most significant intercept was from Drill Hole NV04-76 that cut 22.1 metres of galena matrix breccia averaging 34 grams per tonne silver and 0.63% lead in the upper part of the hole and then intersected a different style of mineralization deeper in the hole that contained 21.7 metres of 88 grams per tonne silver including 8.4 metres of 191 grams per tonne silver. This deeper mineralization is associated with calcite veining within a fine-grained muddy sedimentary rock and is characterized by high silver to base metal ratios.

Loma de la Plata

The surface exploration program launched September 2004 resulted in the discovery of the Loma de la Plata Zone, approximately 4 kilometres west of the Galena Hill deposit, through grid soil sampling. At Loma de la Plata, an area of approximately 400 x 400 metres has been systematically sampled with twelve lines of continuous and semi-continuous channel samples; these sample lines range in length from 12.5 to 135.9 metres. Highlights of channel samples include:

                  Line LP-1:          40.1 metres of 740 g/t silver
                  Line LP-3:          42.9 metres of 684 g/t silver
                  Line LP-4:         135.9 metres of 159 g/t silver
                  Line LP-7:          48.5 metres of 315 g/t silver
                  Line LP-2:         103.3 metres of 290 g/t silver
                  Line LP-9:          49.5 metres of 410 g/t silver
                  Line LP-10:         56.0 metres of 452 g/t silver

The Loma de la Plata zone is hosted within quartz-eye phyric trachyandesite volcanic rocks that dip to the northeast at 15 to 45 degrees. Mineralization occurs in micro-veinlets and breccia zones and consists primarily of minor galena and copper oxides with common native silver. Preliminary geological assessment indicates that the zone is hosted by a similar sequence of volcanic and sedimentary rocks, in a similar stratigraphic position, to those that host the Galena Hill deposit. The possibility of leaching, or alternatively concentration, of silver values at or near surface cannot be determined from the data available and drilling will be required. No drilling has been carried out on the Loma de la Plata zone to date.

Sector Zeta

At Sector Zeta, approximately 5 kilometres west of the Galena Hill Deposit, seven sample lines ranging in length from 6.7 to 60.0 metres have been completed covering an area of approximately 80 by 100 metres. Highlights of the Sector Zeta results include:

                  Line Z-5: 8.0 metres of 105 g/t Silver and 1.14% Copper Line Z-6: 12.0 metres of 112 g/t Silver and 1.13% Copper Line Z-7: 12.0 metres of 133 g/t Silver and 3.27% Copper

Mineralization at Sector Zeta predominantly consists of green copper oxides within argillicly altered latite volcanic rocks that are often brecciated. The Company's geologists interpret that the volcanic rocks which host mineralization here are part of the same volcanic unit that hosts mineralization at Galena and Navidad Hills and also at Loma de la Plata. At present, the orientation of the mineralized zone at Sector Zeta is unknown; drill data will be needed to unambiguously define the geometry and size of the mineralization. The possibility of leaching, or alternatively, concentration of silver and copper values at or near surface, particularly at Sector Zeta in the case of copper, cannot be determined from the data available to date and drilling will be required; no drilling has been carried out in the Sector Zeta area.

Argenta Trend

On January 21, 2005 the Company released the results from a large expansion to the soil sample grid and follow-up prospecting which uncovered a series of new mineralized zones to the southeast of Loma de la Plata. The newly named "Argenta Trend" includes Sector Zeta and Loma de la Plata and extends approximately six kilometres to the southeast, parallel with the Esperanza and Navidad Trends.

A total of 1,366 new soil samples (including blanks and duplicates) were collected at 50 metre intervals on lines spaced 200 metres apart and cover an area of over 1,300 hectares to the south of the previous grid. The Argenta Trend is highlighted by anomalous silver, lead and zinc values with subordinate and sporadic anomalous copper. Prospecting and geological mapping along the Argenta Trend has found several new zones of silver-lead, lead-silver, and silver-copper mineralization. Results have been reported for 32 rock chip and grab samples which range from below detection to high-grade silver, lead, and copper. Highlights include eight samples containing over 100 g/t silver (up to 290 g/t silver), ten samples with over 10% lead (up to 29.7% lead), and two samples with over 1% copper (up to 1.42%).

NAVIDAD AREA PROPERTIES

The Company has 18 exploration properties in Chubut Province in addition to Navidad, several of which are the subject of joint venture agreements.

Regalo

Work by Consolidated Pacific Bay Minerals Ltd. ("Pacific Bay") on the Regalo Property, currently under option from the Company, has identified highly anomalous gold in soils and silt samples over a large area. In Pacific Bay's January 12, 2005 news release, they report that in one zone, "Yastekt South", the strong gold anomalies are consistent over almost one square kilometre. The Yastekt South anomaly comprises 98 soil analyses that average 299 ppb gold. Normal, "background" gold values in the area are less than 5 ppb. Two of the 98 soil analyses returned values in excess of 3 grams per tonne gold. Pacific Bay is exploring the property for epithermal gold deposits and is planning to carry out a trenching program on the property in the near future.

Other parties to the joint venture agreements in the Navidad area have agreed not to seek TSXV approval for the agreements until certain legal and political uncertainties can be resolved. Accordingly the Company has not yet completed the terms of the agreements.

SELECTED QUARTERLY FINANCIAL INFORMATION

The following selected  consolidated  financial  information is derived from the
unaudited   consolidated  interim  financial  statements  of  the  Company.  The information has been prepared in accordance with Canadian GAAP.


                             ----------   --------------------------------------------------   ------------------------------------
                                2005                             2004                                          2003
                             ----------   --------------------------------------------------   ------------------------------------
                               Mar. 31      Dec. 31      Sep. 30       Jun. 30      Mar. 31      Dec. 31      Sep. 30      Jun. 30
                                  $            $            $             $            $            $            $            $
                             ----------   ----------   -----------   ----------   ----------   ----------   ----------   ----------

Revenues                            Nil          Nil           Nil          Nil          Nil          Nil          Nil          Nil

Loss from Continuing
   Operations                (2,553,833)  (1,164,504)     (492,562)    (466,021)  (2,400,744)  (1,436,078)    (586,158)    (243,728)

Loss per Common Share from
   Continuing Operations          (0.06)       (0.03)        (0.01)       (0.01)       (0.06)       (0.04)       (0.02)       (0.01)

Income (Loss) Allocated to
   Spin-off Assets                  Nil          Nil          (Nil)    (355,252)     224,020     (702,420)      22,656     (163,658)

Net Loss                     (2,553,833)  (1,164,955)     (492,562)    (821,273)  (2,176,273)  (2,138,498)    (563,502)    (407,386)

Net Loss per Common Share
   Basic and Diluted              (0.06)       (0.02)        (0.01)       (0.02)       (0.06)       (0.07)       (0.02)       (0.01)
                             ----------   --------------------------------------------------   ------------------------------------


SUMMARY OF FINANCIAL RESULTS

For the three months ended March 31, 2005 the Company reported a consolidated loss of $2,553,833 ($0.06 per share), an increase of $377,110 from the loss of $2,176,723 ($0.06 per share) for the three months ended March 31, 2004. The increase in the loss in 2005, compared to 2004, was due to a number of factors of which $333,140 can be attributed to operating expenses and $43,970 to other expense items.

The Company's prior period financial statements have been reclassified in accordance with Canadian GAAP. The net assets transferred to Golden Arrow were described as "Spin-Off Assets Transferred" and the allocated expenses are described as "Loss Allocated to Spin-Off Assets" in the consolidated financial statements. This reclassification did not change previously reported total losses. The allocation of expenses was calculated on the basis of the ratio of the specific assets transferred to assets retained. A gain of $224,021 was allocated to spin-off assets in the 2004 period.

RESULTS OF OPERATIONS

The Company's operating expenses for the three months ended March 31, 2005 were $2,603,708 an increase of $333,140 from $2,270,568 in the 2004 period. $176,152 of the 2004 operating expenses had been reclassified as "Loss Allocated to Spin-Off Assets" which relate to the assets transferred to Golden Arrow. The allocation was calculated on the basis of the ratio of the specific assets transferred to assets retained. Certain "Other Income and Expense" items have been allocated to spin-off assets on the basis of the nature of the income or expense.

Professional fees increased $214,824 to $315,224 in the 2005 period, primarily due to legal costs incurred in connection with the Aquiline legal action as well as increased costs of compliance. In the 2005 period the Company recorded a non-cash expense of $1,800,000 for stock based compensation for stock options granted to its employees and directors, a decrease of $71,360 from 2004. Other notable changes in the operating expenses are: (i) Salaries increased $47,479 due to staff increases (salaries in 2005 are a portion of the monthly fee charged for services by the Grosso Group while in 2004 the Company directly employed its staff); (ii) Travel increased $51,115due to travel to conferences as well as to South America; (iii) there are no cost recoveries (for shared administrative costs and rent) from Amera Resources Corporation or Golden Arrow in the 2005 period; (iv) Corporate development and investor relations increased $40,760, as the Company has made its shareholders and others more aware of its Navidad project and its potential.

In the 2005 period the Company recorded interest income of $29,368 compared to $20,680 in the2004 period. In the 2004 period the Company recorded reorganization costs of $200,000, there were no reorganization costs recorded in 2005. No gain or loss was allocated to spin-off assets in 2005, in 2004 a gain of $224,021 was recorded.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash position at March 31, 2005 was $6,838,765, a decrease of $1,140,390 from March 31, 2004. During the three months ended March 31, 2005, options and warrants were exercised which resulted in cash proceeds of $4,237,695. The Company paid $112,683 to Golden Arrow from the exercise of warrants that resulted in the issue of Golden Arrow's shares as required by the terms of the reorganization. As all warrants that were outstanding as of the effective date of the reorganization have been exercised the Company has no further obligation to pay amounts to Golden Arrow for the issue of its shares on the exercise of the Company's warrants.

The Company considers that it has adequate resources to maintain its ongoing operations but currently does not have sufficient working capital to fund all of its planned exploration and development work. The expanded work for Phase III of the Navidad project has been approved in the amount of $2,000,000. The Company will continue to rely on successfully completing additional equity financing to further exploration and development of Navidad. There can be no assurance that the Company will be successful in obtaining the required financing. The failure to obtain such financing could result in the loss of or substantial dilution of its interest in its properties.

The Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the success or failure of the exploration programs.

The Company does not now and does not expect to engage in currency hedging to offset any risk of currency fluctuations.

OPERATING CASH FLOW

Cash outflow from operating activities for the three months ended March 31, 2005 was $934,145, compared to cash outflow for the same period in 2004 of $361,980 as a result of increases in activities and changes in non-cash working capital.

FINANCING ACTIVITIES

During the three months ended March 31, 2005, the Company received $4,215,145 from the issue of common shares on the exercise of warrants, compared to $5,682,006, less costs of $411,237, for the same period in 2004.

INVESTING ACTIVITIES

Investing activities required cash of $1,523,723 during the three months ended March 31, 2005, these investing activities were for additions to the Navidad properties in Argentina.

RELATED PARTY TRANSACTIONS

Effective January 1, 2005, the Company engaged the Grosso Group to provide services and facilities to the Company. On May 6, 2005, an administrative services agreement among the Company and the Grosso Group was executed. During the three months ended March 31, 2005, the Company paid fees of $189,438 to the Grosso Group.

During the three months ended March 31, 2005, the Company paid $49,790 to directors and officers or companies controlled by directors and officers of the Company, for accounting, management and consulting services provided. The Company has agreements with a company controlled by the wife of the President of the Company for the rental of office premises. Effective as of January 1, 2005 the Company subleased this office space to the Grosso Group. The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President. The President is paid an annual amount of $102,000. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include a bonus of $6,500 per month, retroactive to July 1, 1999, plus an additional three years of compensation at $15,000 per month. If the termination had occurred on March 31, 2005, the amount due under the agreement would be $995,000.

CRITICAL ACCOUNTING POLICIES

Reference should be made to the Company's significant accounting policies contained in Note 3 of the Company's consolidated financial statements for the year ended December 31, 2004. These accounting policies can have a significant impact of the financial performance and financial position of the Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and impairment of mineral properties and deferred costs. Actual results may differ from these estimates.

MINERAL PROPERTIES AND DEFERRED COSTS

Consistent with the Company's accounting policy disclosed in Note 3 of the annual consolidated financial statements, direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company have been capitalized on an individual property basis. For certain acquisitions and related payments for mineral property interests, the Company records a future income tax liability and a corresponding adjustment to the related asset carrying amount. It is the Company's policy to expense any exploration associated costs not related to specific projects or properties. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or property.

FINANCIAL INSTRUMENTS

The Company's financial instruments consisting of cash and cash equivalents, amounts receivable, marketable securities and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of those instruments.

RISK FACTORS

The Company's operations and results are subject to a number of different risks at any given time. These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks. Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess. For a more complete discussion of these risks and others, reference should be made to the December 31, 2004 Management Discussion and Analysis.

SHARE DATA INFORMATION

As of May 27, 2005 there were 45,479,724 common shares and 4,458,500 stock options outstanding.

INVESTOR RELATIONS

The  Company   currently  does  not  engage  any  outside   investor   relations
consultants. Mr. Sean Hurd is the Company's Vice-President, Investor Relations and coordinates investor relations' activities.

                                 FORM 52-109FT2

            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Joseph Grosso, Chief Executive Officer, President and Director of IMA Exploration Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of IMA Exploration Inc. (the issuer) for the interim period ending March 31, 2005.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:    May 30, 2005



/s/ Joseph Grosso
-----------------------------------------------
Joseph Grosso
Chief Executive Officer, President and Director
IMA Exploration Inc.

                                 FORM 52-109FT2

            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Arthur Lang, Chief Financial Officer of IMA Exploration Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of IMA Exploration Inc. (the issuer) for the interim period ending March 31, 2005.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:    May 27, 2005



/s/ Arthur Lang
-----------------------
Arthur Lang
Chief Financial Officer
IMA Exploration Inc.